Exhibit 3(iii)

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

TICE TECHNOLOGY, INC.

Tice Technology, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies:

(1) That, at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted containing the following proposed amendments to the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling a meeting of the shareholders of the Corporation for consideration thereof:

Paragraph 1 of the Certificate of Incorporation of the Certificate of Amendment is amended to change the name of the Corporation and to read as follows:

1. Name. The name of the Corporation is “Atmospheric Glow Technologies, Inc.”

The first sentence of Paragraph 3 entitled “Classes of Shares” is amended to increase the number of authorized common shares and to read as follows:

The total number of shares which the Corporation is authorized to issue is 415,600,000 shares of which 400,000,000 shares shall be designated “Common Shares;” 5,000,000 shall be designated “Class B Common Shares;” 600,000 shall be designated “Class D Common Shares;” and 10,000,000 shall be designated “Preferred Shares.”

(2) That thereafter, pursuant to resolution of its Board of Directors, a meeting of the shareholders of the Corporation was duly called and held, upon notice in accordance with the General Corporation law of the state of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

(3) That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Tice Technology, Inc. has caused this certificate to be signed by Charles R. West, its authorized officer, this 23rd day of February, 2004.

Tice Technology, Inc.

By:	/s/ Charles R. West
Charles R. West, President